Principal Officers:
Harry Jung, P. Eng.
President, C.E.O.
Dana B. Laustsen, P. Eng.
Executive V.P., C.O.O.
Keith M. Braaten, P. Eng.
Executive V.P.

Officers / Vice Presidents:
Terry L. Aarsby, P. Eng.
Jodi L. Anhorn, P. Eng.
Neil I. Dell, P. Eng.
David G. Harris, P. Geol.
Myron J. Hladyshevsky, P. Eng.
Bryan M. Joa, P. Eng.
John H. Stilling, P. Eng.
Douglas R. Sutton, P. Eng.
James H. Willmon, P. Eng.

LETTER OF CONSENT

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marches financiers du Québec
Nova Scotia Securities Commission
Office of the Administrator, New Brunswick
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador
Securities Registry of Northwest Territories
Registrar of Securities – Government of Yukon

Re:

Harvest Energy Trust (the "Trust")
Short Form Prospectus (the "Prospectus") dated April 18, 2008

We hereby consent to the reference to our firm's name and to the use of our report dated March 4, 2008 evaluating crude oil, natural gas liquids and natural gas reserves attributable to certain properties and related assets of the Trust as at December 31, 2007 in the Prospectus and in the Annual Information Form of the Trust dated March 27, 2008 (the "AIF") which is incorporated by reference into the Prospectus.

We have read the Prospectus and the AIF, and have no reason to believe that there is any misrepresentation in the information contained therein derived from our report or that is within our knowledge as a result of the services we provided in preparing the report.

Yours truly,

GLJ PETROLEUM CONSULTANTS LTD.

"ORIGINALLY SIGNED BY"

Myron J. Hladyshevsky, P. Eng.
Vice-President

Calgary, Alberta
April 18, 2008